UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   HIEMSTRA, MICHAEL J.
   17325 EUCLID AVENUE
   CLEVELAND, OH  44112
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   May 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT - FINANCE AND ADMINISTRATION AND CHIEF FINANCIAL OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common                     |      |    | |                  |   |           |7,978              |I     |Wife                       |
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Common                     |      |    | |                  |   |           |1,500              |I     |Joint with wife            |
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Common                     |5/5/97|M   | |8027(1)           |A  |$18.75     |18,580             |D     |                           |
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Common                     |(2)   |B(2)| |210.6127(2)       |A  |(2)        |2541.7008(3)       |I     |(2)                        |
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Common                     |8/22/9|A(4)| |6,060             |A  |(4)        |18,580             |D     |                           |
                           |6     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Options to buy        |$18.75  |5/5/9|M   | |12,750     |D  |1/6/9|1/5/9|Common stock|12,750(|(5)    |0(6)        |D  |            |
                      |        |7    |    | |           |   |0    |9    |            |1)     |       |            |   |            |
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Options to buy        |$37.00  |8/15/|A   | |12,000     |A  |8/15/|8/14/|Common stock|12,000 |(7)    |12,000(6)   |D  |            |
                      |        |96   |    | |           |   |97   |06   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) "Pyramid" stock option exercise resulting in net acquisition of 8,027 shares.
(2) During the period January 1, 1996, through September 30, 1996, Mr. Hiemstra acquired shares at an average price of $23.6489 per share through matching contributions to the Corporation's Retirement Savings
Plan.
(3) As of March 31, 1997, the msot recent date for which information is available.
(4) Award of restricted stock under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Section 16b-3.
(5)  Granted under the Parker-Hannifin Corporation Employee Stock Option
Plan.
(6) Mr. Hiemstra also owns 117,000 additional stock options granted pursuant to the Corporation's Employee Stock Option Plans at various exercise prices and expiration dates, as previously reported.
(7) Granted under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Section 16b-3.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
June 10, 1997